FILED BY DUPONT DE NEMOURS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: DUPONT DE NEMOURS, INC.

COMMISSION FILE NO. 001-38196

THOMSON REUTERS STREETEVENTS

EDITED TRANSCRIPT

IFF - International Flavors & Fragrances Inc to Merge with Dupont De Nemours Inc Nutrition & Biosciences Business - M&A Call

EVENT DATE/TIME: DECEMBER 16, 2019 / 12:30PM GMT

OVERVIEW:

On 12/16/19, Co. announced that it has entered into a definitive agreement for merger of IFF and DuPont’s Nutrition & Biosciences (N&B) business valued at approx. $26.2b and combined co. at $45.4b on an enterprise value basis based on IFF’s share price as of 12/13/19.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

DECEMBER 16, 2019 / 12:30PM, IFF - International Flavors & Fragrances Inc to Merge with Dupont De Nemours Inc Nutrition & Biosciences Business - M&A Call

CORPORATE PARTICIPANTS

Andreas Fibig International Flavors & Fragrances Inc. - Chairman & CEO

Edward D. Breen DuPont de Nemours, Inc. - Executive Chairman

Matthias Heinzel E. I. du Pont de Nemours and Company - President of Nutrition & Health

Michael DeVeau International Flavors & Fragrances Inc. - VP of Corporate Strategy, IR & Communications

Richard A. O’Leary International Flavors & Fragrances Inc. - Executive VP & CFO

CONFERENCE CALL PARTICIPANTS

David L. Begleiter Deutsche Bank AG, Research Division - MD and Senior Research Analyst

Faiza Alwy Deutsche Bank AG, Research Division - Research Analyst

Jeffrey John Zekauskas JP Morgan Chase & Co, Research Division - Senior Analyst

Jeffrey Todd Sprague Vertical Research Partners, LLC - Founder & Managing Partner

John Ezekiel E. Roberts UBS Investment Bank, Research Division - Executive Director and Equity Research Analyst, Chemicals

Jonas I. Oxgaard Sanford C. Bernstein & Co., LLC., Research Division - Senior Analyst

Lauren Rae Lieberman Barclays Bank PLC, Research Division - MD & Senior Research Analyst

Mark Stiefel Astrachan Stifel, Nicolaus & Company, Incorporated, Research Division - MD

Michael Joseph Sison Wells Fargo Securities, LLC, Research Division - Senior Analyst

Steve Byrne BofA Merrill Lynch, Research Division - Director of Equity Research

Vincent Stephen Andrews Morgan Stanley, Research Division - MD

PRESENTATION

Operator

Welcome to today’s conference call to discuss the combination of IFF to combine with DuPont Nutrition & Biosciences. (Operator Instructions) Please note, this call may be recorded. At this time, I would like to turn the call over to Michael DeVeau, Head of Investor Relations at IFF. Please go ahead.

Michael DeVeau - International Flavors & Fragrances Inc. - VP of Corporate Strategy, IR & Communications

Thank you. Good morning, good afternoon and good evening, everyone. Thank you for joining our call to discuss the combination of IFF and DuPont’s Nutrition & Bioscience business. As a reminder, this call is being recorded and the press release and slide presentation regarding today’s news are available on the IR section of IFF and DuPont’s respective websites as well as our transaction website, www.strongerinnovationtogether.com.

Today’s presentation will include non-GAAP financial measures, which exclude those items that we believe affect comparability. A reconciliation of these non-GAAP financial measures to their respective GAAP measures is set forth in our press release that we issued today and is on our website.

I would like to remind everyone that all statements made during the call that relate to future results and events, including the proposed transaction, are forward-looking statements and are based on current expectations. Actual results and events could differ materially from those discussed here. Please refer to the information on the disclaimer slides in the presentation as well as the additional information contained in the regulatory filings for both companies.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

DECEMBER 16, 2019 / 12:30PM, IFF - International Flavors & Fragrances Inc to Merge with Dupont De Nemours Inc Nutrition & Biosciences Business - M&A Call

Presenting on the call today will be Andreas Fibig, IFF’s Chairman and CEO; Ed Breen, Executive Chairman of DuPont; Matthias Heinzel, President of DuPont’s Nutrition & Bioscience business; and Rich O’Leary, IFF Executive Vice President and CFO.

With that, I would now like to introduce Andreas.

Andreas Fibig - International Flavors & Fragrances Inc. - Chairman & CEO

Thank you, Mike. Today is an extraordinary day for both IFF and DuPont’s Nutrition & Bioscience business and represents a pivotal moment in IFF’s strategic journey to create a new global leader in providing differentiated, integrated solutions to the food and beverage, health and wellness and home and personal care markets.

We are extremely excited to combine the 2 customer-focused and consumer-led organizations, with leading positions in high-value categories. Together, we will have among the industry’s most robust and diverse set of products to deliver the innovation and growth to our customers’ demand and capitalize on increasing consumer demand for healthier, more natural ingredients and solutions.

I will take you through the highly compelling value we believe this combination will deliver to our business, our team and our shareholders as well as the transaction terms. Ed will outline the immediate value-creation opportunity this powerful combination provides for DuPont’s shareholders. And Matthias will talk through an overview of the N&B business. Rich will cover the financial outlook for the combined business, and I will conclude by diving into our integration planning and how we will bring this vision to life.

Starting with Slide 5. This combination is a true partnership of equals and has been unanimously approved by the Boards of Directors of IFF and DuPont. The transaction value, values the N&B business at approximately $26.2 billion and the combined company at USD 45.4 billion on an enterprise value basis, based on IFF’s share price as of December 13, 2019. Under the terms of the agreement, DuPont will receive a onetime $7.3 billion special cash payment, subject to certain adjustments. And DuPont shareholders will own 55.4% of the shares of the combined company. IFF shareholders will own 44.6% of the combined company.

Once the transaction closes, I am pleased to say that I will be Chairman and CEO of the combined company. DuPont Executive Chairman, Ed Breen, will join the Board as a DuPont appointee and become our Lead Independent Director in June of 2021. He will play a key role in integrating the businesses.

Moving to Slide 6. This is truly a powerful combination. Consumer demands are shifting towards natural health and wellness products, and the combination of IFF and N&B will be among the only industry players able to lead and accelerate these trends, a key early mover advantage.

IFF’s leadership in natural solutions and N&B’s leadership in clean label, including cultures, enzymes and soy proteins, will be a vital component in the creating ingredients that meet consumer needs for better-for-you products. This is not about scale, this is about first mover advantage to redefine our industry and deliver what our customers demand.

Our complementary product portfolio will be among the most balanced in the industry. Together, we will have positions 1 or 2, positioned in high-value, most in-demand ingredient categories across our shared end markets of food and beverage, health and wellness and home and personal care.

Our team of more than 20,000 strong will have cutting-edge innovation and powerful R&D and application development capabilities to create industry-leading solutions for our customers. This is a category-redefining opportunity for IFF and N&B for our shareholders and our global teams. We will expand our reach to 40,000 customers worldwide, with a differentiated set of solutions that better serve both large multinationals and fast-growing small and medium-sized customers.

By meeting our customer demands, we will be an invaluable partner to them and, in turn, generate strong financial returns for our shareholders.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

DECEMBER 16, 2019 / 12:30PM, IFF - International Flavors & Fragrances Inc to Merge with Dupont De Nemours Inc Nutrition & Biosciences Business - M&A Call

On Slide 7, outlines the compelling financial profile of the combined business with strong margins and prospects for enhanced growth and margin expansion. On a pro forma basis, we estimate combined 2019 revenues to be greater than $11 billion and EBITDA to be USD 2.6 billion. And we are targeting an adjusted EBITDA margin of approximately 23% pre-synergies and approximately 26% as we capture our cost synergies.

I would like now to turn it over to Ed to say a few words.

Edward D. Breen - DuPont de Nemours, Inc. - Executive Chairman

Great. Thanks, Andreas.

Turning to Slide 8. I’m very pleased to be here today to announce the combination of these 2 strong businesses. We are creating an industry leader with the combined R&D engine, product portfolio and common cultures to deliver the natural, healthy, sustainable solutions customers increasingly demand.

We all know how the food, beverage, health and wellness and personal and home care industries are evolving. We’ve seen the pace of change, the growing consumer expectation for products across the range of industries we serve that are healthier, naturally sourced and more sustainable. Together, we will be able to deliver the solutions that enable these products faster, better and more efficiently than anyone in the industry and we’ll be able to quickly penetrate a larger segment of each market than any of our competitors.

N&B is a special business, and our team has built incredible value, so we conducted a thorough process to find the right partner to advance that progress. IFF is the best partner in every respect.

The transaction is truly a win-win. It creates growth opportunities that will benefit all stakeholders of both companies. And it creates attractive value for shareholders over the short, medium and long term.

The transaction, as Andreas said, values N&B at $26.2 billion. And most importantly, it is tax-efficient for our shareholders. It unlocks value that we could not have realized in the context of our other DuPont businesses.

We will deliver approximately $300 million in cost synergies and about $400 million in growth synergies on a run rate basis. We have learned over the past couple of months that our management teams and cultures see the business and the opportunity very similarly, so it makes sense that we will also have a balanced Board and we have a highly experienced leadership team with representation from both companies.

I am personally looking forward to serving as lead independent director and to working closely with Andreas as Chairman and CEO as we help the team drive the integration process. I am confident that, given the highly complementary nature of these 2 businesses, the path to integration is clear. We’ll have the time necessary to do it right and do it efficiently and have a lot of collective experience to get it done on time.

I look forward again to working closely with Andreas and the broader team as we move through the integration process and following that to realizing the many value creation opportunities we see from this combination.

For DuPont, as I said, this unlocks the incredible value tied up in N&B. We are very pleased to have found the right partner. Our remaining businesses will continue to create value by applying competitive advantages to solving customer problems in high-margin, fast-growing markets. And as this transaction indicates, active portfolio management will continue to be a key strategic value driver.

Now let me turn it over to Matthias.

Matthias Heinzel - E. I. du Pont de Nemours and Company - President of Nutrition & Health

Thank you, Ed. For those who may not be as familiar with our N&B business, we are truly a global, innovation-driven specialty ingredients business.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

DECEMBER 16, 2019 / 12:30PM, IFF - International Flavors & Fragrances Inc to Merge with Dupont De Nemours Inc Nutrition & Biosciences Business - M&A Call

Turning to Slide 9. Our N&B business continues to deliver strong results. We generate about $6 billion in annual sales with an industry-leading 24% EBITDA margin. Additionally, we have a very strong R&D pipeline and generate approximately 25% of our sales from products introduced within the last 5 years. N&B has more than 10,000 employees spread globally, with 70 manufacturing sites and more than 30 technology and innovation centers across 4 continents. We serve more than 10,000 customers with a diversified portfolio in Food & Beverage, Health & Biosciences and Pharma Solutions.

Slide 9 shows that we are a world-leading bioscience innovator with product segments that deliver sustainable, clean label and high-performance solutions.

In our Food & Beverage segment, we have one of the broadest portfolios of natural and plant-based specialty food ingredients. This is where consumers are headed, and we are leading the way.

Our Pharma Solutions segment is a global player in excipients for pharma and dietary supplements. Like IFF, our customers are at the center of everything we do. We share the same vision and are aligned on the same goal: to build a world-class leader, the premier choice for our customers, giving us a durable long-term advantage in the specialty ingredients and solutions space. My N&B leadership team and I are very excited about the opportunities of the combined company, and we are looking forward to working with Andreas and his team on a smooth integration.

So with that, I’ll turn it back to you, Andreas.

Andreas Fibig - International Flavors & Fragrances Inc. - Chairman & CEO

Thank you, Ed and Matthias. We are very delighted to have you here and to welcome the N&B team to the IFF family as we work together to transform the industry with differentiated ingredients and solutions.

Those of you who follow us closely know that IFF is a global leader in natural taste, scent and nutrition. We have a strong financial profile, broad customer base and a diverse revenue base.

Slide 12. We are a long-time industry leader in developing natural and synthetic fragrance ingredients. Coming out of our Frutarom acquisition early last year, IFF strengthened its position as a top provider of flavors, savory solutions and natural taste solutions for the food and beverage industry. With this combination, we are also strengthening our position in the nutrition ingredients space where we are now delivering a full suite of natural product offerings to the fast-growing segment of small, mid-sized and private label customers. Further, this transaction is strongly aligned with our Vision 2021 goals. The customer is a focus of everything we do. And with this combination, we are strengthening each of our 4 pillars of Vision 2021: unlocking growth opportunities, driving innovation, managing our portfolio and accelerating our business transformation.

Slide 13. When I think of a company that can redefine its category, I think of the combination of these 2 businesses. We will be a powerful leader with even better R&D and application development capabilities and even deeper and more robust product development pipeline and a portfolio that will be among the most balanced in the industry. And we will have real strength from our shared cultures, led by science and creativity to unlock the potential of this combination.

Slide 14 firmly demonstrates our combined leading positions in food and beverage, health and wellness and home and personal care, which we believe will truly be the envy of the industry. While our peers may have strong positions in one category or a select few, the new IFF will have depth, breadth and strengths of capabilities across categories, which will give us an exceptional competitive advantage. We have a clear path to become an invaluable partner of choice for our customers.

Turning to Slide 15. IFF and N&B together will deliver a highly compelling value proposition for all of our customer types. For global multinationals, we will bring deep experience with high-growth segments, faster speed to market and deep consumer insights. For regional organizations, we will provide global reach to support regional and/or global expansion, paired with strong local presence and a culture of collaboration. For new brands, we will be their end-to-end partner, from idea to creation, providing the reliability of scale and the power of global reach. We will be exceptionally well positioned to solve real problems for our customers. We will be able to meet our customers’ expectations for more integrated solution.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

DECEMBER 16, 2019 / 12:30PM, IFF - International Flavors & Fragrances Inc to Merge with Dupont De Nemours Inc Nutrition & Biosciences Business - M&A Call

On day 1, the combined company will immediately be positioning — positioned to capitalize on cross-selling opportunities, leveraging the breadth of our combined portfolio and expanded customer base to drive sales and profitability. Integrated solutions are not just one thing. By joining forces, our company will go from limited capability to a leading capability in the core areas critical to fully integrated solutions. Those includes bundling of 2 or more ingredients in a single solution, building for prototypes and either off-the-shelf or in collaboration with customers offering a full solution. Together, we will be among the only player in our space able to accelerate our capabilities further along this continuum of product integration.

So how will we achieve this differentiated offering for our customers? Turning to Slide 16. We will have industry-leading R&D capabilities and an even deeper product development pipeline to be a strong innovation partner for our customers. This powerful capability will help our customers drive growth and meet their consumer demand, and we will be able to have some of the most exciting, fastest-growing consumer products succeed around the world. We will do all of this while continuing both companies’ leading commitments to sustainability.

On Slide 17, there are 2 examples that illustrate what this will mean for our customers and the incredible opportunity ahead of us with this combination. Across our shared end markets, we see meaningful opportunities for full-service solutions to drive growth and innovation.

Let me share these 2 examples. Today, IFF provides a flavor, seasoning, taste modulation and natural color for plant-based burgers, while N&B provides the texturants, binders, enzymes and plant-based proteins. In personal care, IFF provides encapsulation delivery system and scent products for detergents, with N&B providing the enzymes for fluidity and stain removal. In each of these cases, together, we will be able to deliver all of these products in one solution to our customers.

And now, I would like to turn the call over to Rich who will talk us through the financials.

Richard A. O’Leary - International Flavors & Fragrances Inc. - Executive VP & CFO

Thanks, Andreas.

Turning to Slide 18, IFF and N&B are very complementary, and we share many of the same end markets. The combined business will have a balanced geographic footprint and an extended customer base. We will have access to faster-growing, more profitable categories with an enhanced ability to drive sales, higher cross-selling opportunities across the entire portfolio.

Slide 19 highlights our tangible path to drive approximately $400 million of gross revenue synergies by year 3. We expect to achieve these synergies by targeting overlapping end markets to cross-sell Flavor & Fragrances into N&B customers and vice versa. Examples of this include meat replacement, ice cream, infant nutrition and fabric care. We also plan to cross sell complementary solutions and leverage N&B’s extensive product portfolio to increase penetration with IFF’s large SME customer base.

For cost synergies, we’re targeting approximately pro forma cost synergies of $300 million on a run rate basis by year 3, driven by procurement excellence, along with manufacturing and organizational efficiencies. Together, the combination will have pro forma 2019 estimated sales greater than $11 billion with the strongest pro forma 2019 EBITDA margin compared to our peers at almost 26% with run rate cost synergies included. The combined entities’ attractive financial profile and highly efficient business model will support both continued growth and reinvestment in high-return areas.

Turning to Slide 20. We expect to have a moderate pro forma leverage of approximately 4x at transaction close, and we will target a deleveraging profile to below 3x by year 2 post close. Deleveraging will be driven by our substantial free cash flow generation, and we commit to maintain investment-grade credit rating and will continue our current dividend policy.

With that, let me turn it back over to Andreas.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

DECEMBER 16, 2019 / 12:30PM, IFF - International Flavors & Fragrances Inc to Merge with Dupont De Nemours Inc Nutrition & Biosciences Business - M&A Call

Andreas Fibig - International Flavors & Fragrances Inc. - Chairman & CEO

Thank you, Rich. While we focus on separating the N&B business from DuPont, we will be diligently working to execute our road map to integrate these businesses, as described on Slide 22.

This will happen in parallel with our ongoing Frutarom integration work, which is proceeding well and which will be expected to be completed in the third quarter of 2020. We will tap the combined integration muscle of both IFF and N&B, along with robust external subject matter experts.

Our integration office, to be composed of leaders from both companies, will be planning for 3 main objectives for integration. These include delivering on our base plans for both businesses, establishing a dedicated team to ensure execution and synergy realization and seamlessly combining activities to extract the best of both companies.

In summary, today is a big day for our 2 companies. It is the culmination of a long strategic journey for IFF. And once the transaction is complete, we will become a global specialty ingredients and solution leader. We will instantly lead the race to develop integrated solutions, and we will have greater global scale to meet what our customers demand: high-quality products, innovative solutions and strategic partnerships to deliver growth. We are incredibly excited for what comes next.

With that, let’s open for questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) And we will take our first question from Mark Astrachan with Stifel.

Mark Stiefel Astrachan - Stifel, Nicolaus & Company, Incorporated, Research Division - MD

So I guess maybe one question for DuPont, one question for IFF. So from a DuPont standpoint, I guess, I’m curious what’s most compelling about IFF’s offer compared to others? And what gives confidence that being tied to IFF shares is the best path for DuPont shareholders?

And then for Andreas and Rich and team, how do you keep DuPont employees, customers motivated as well as customers happy and engaged over what’s likely to be a fairly disruptive process in demerging and merging D&B into your business. It seems to always be a bit more complex than expected at first. So maybe if you could give a bit of comfort that you have some idea of how you can handle that, that would be helpful.

Edward D. Breen - DuPont de Nemours, Inc. - Executive Chairman

Yes, Mark, this is Ed. I’ll start out and take the first part of your question. And by the way, a rather interesting process, I’ll describe it to you a little bit. But the punchline was we wanted the best strategic fit for the long haul. But let me come back to that because, thank heavens, we didn’t have to scratch our head and make a decision based on price and value that we were getting for the business. We had 3 highly motivated bidders that wanted the company. All 3 offers literally sat financially on top of each other. The mix of cash was different in each one, depending on size and EBITDA, but they literally sat right on top of each other. So I think it kind of proves we got the value for the business that the DuPont shareholder should have and everyone viewed the value pretty much the same way. So it was nice not to have that as one of the considering kind of items.

And then it was really, to us, the most important thing, strategic fit. And by the way, when I say that, there’s many aspects to it, but if I just give you the punchline on that, it’s the breadth of this portfolio that it’s so powerful that it’s going to give us a major competitive advantage moving forward.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

DECEMBER 16, 2019 / 12:30PM, IFF - International Flavors & Fragrances Inc to Merge with Dupont De Nemours Inc Nutrition & Biosciences Business - M&A Call

And by the way, I would just point back at the one chart with the 2 examples on it with the meatless burger and the detergent. There are dozens of examples like that where we’re going to be combining significant ingredients together for customers. So just the power of this, you can’t duplicate again easily. No one can go merge with somebody else in one deal and create this combination that we now have. So that was the #1 key.

And then I would say very much importantly, because I’ve done many mergers before and things like this in my career, culture is extremely important here. And I can say this to a person, and Matthias is already smiling, he knows what I’m going to say. Our team unanimously has been bugging Mark and I to please do the deal with IFF, because we think the same, our R&D machine is kind of staying the way we go about it, the way we focus on our customers. And the 2 teams get along. Obviously, they know each other from the industry. And so that cultural fit becomes really important to us. So that was the big reasons.

Andreas Fibig - International Flavors & Fragrances Inc. - Chairman & CEO

And, Mark, before I take it, I would like to give it to Matthias because I think it’s important that he gives us his perspective on that.

Matthias Heinzel - E. I. du Pont de Nemours and Company - President of Nutrition & Health

Yes. Thank you, Ed. And you’re right, I’m smiling because, I mean, we are really thrilled about the outcome. I mean, the Board unanimously approved. But I can also say my leadership team were unanimously are voting for that outcome because we are really excited about the strategic rationale to really offer combined solutions for our customers, but also about the fit in terms of cultures, the passion for innovation science. It’s a great outcome, and we’re really looking forward to building a great company together here.

Andreas Fibig - International Flavors & Fragrances Inc. - Chairman & CEO

The good thing is, Mark, that we believe the teams will stay focused in the period until we close the deal, and we will prepare very, very well for day 1. And we are already, Matthias and myself, thinking how we organize ourselves. I think we have a clear road map and a clear plan already in place. And the good thing is if you look at the go forward, it is more about the enabling function because the business is already very, very [outtake] and very, very separated, and they can focus on their customers and driving growth. And the excitement is certainly very high on the IFF side as well because we have dipped now our toes for more than a year into cross-selling and some complete solutions, and we just see the opportunities. And what we can generate here together, it’s unbelievable.

So the excitement on our side is high. I believe the professionalism and the execution of it is high on both teams because N&B has done integrations before, IFF has done it before. I think we will form a highly professional team who can do that.

Operator

And we can go next to David Begleiter with Deutsche Bank.

David L. Begleiter - Deutsche Bank AG, Research Division - MD and Senior Research Analyst

What will the role be on current nutrition and bioscience of the management being in a new company? And in terms of your role, why the delayed assuming the lead independent director position until June 2021, why not immediately upon close?

Edward D. Breen - DuPont de Nemours, Inc. - Executive Chairman

Well, that will have closed and then we’ll do it at the annual meeting, which won’t be any later than June of 20 - whatever that is, 2021. So it’s just the transition at that point. So it’s effectively around - we’ll be closed a few months at that point in time.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

DECEMBER 16, 2019 / 12:30PM, IFF - International Flavors & Fragrances Inc to Merge with Dupont De Nemours Inc Nutrition & Biosciences Business - M&A Call

By the way, I do plan on going to a few board meetings with IFF, pre us closing the deal because we got a lot of integration work that will be going on. So we’ll already be cross pollinating. And my gut is, as I’ve done in the past on deals like this, as we start announcing the Board members that we will be bringing on, they will also come and meet with the Board of IFF and all that. But we’re already integrating, talking about the strategy, and everyone hits the road kind of day 1, ready to move and understand what we want to accomplish and is going on.

I’d also point out on the integration side, Andreas made a couple of these points, but I’d highlight them. There’s heavy lifting to do with DuPont to get this done carve-outs, IT work. And many of you on the phone have heard me ad nauseam in the last 4 years because that’s what we’ve been doing, but legal entity work and all that. But it has nothing to do with Matthias and his team running the business. We do all that with separate teams at corporate, and we’re pretty darn good at that kind of stuff. So it doesn’t distract them.

And I’d also make the point on the integration. Our team is highly efficient at this. You’ve watched us for 4 years. We’ve done some major, major deals here. I think, from the outside, they went pretty smoothly. And Matthias, by the way, was here for the Danisco integration with his team. In the last 2 years, remember, we integrated the Dow business into N&B. We put in the FMC business into this company, and we also merged our IB business into this business, all in the last 2 years. So - and again, it happens seamlessly. You didn’t really notice the behind the scenes. So we will set up the integration office just the way we’ve always done it, with Andreas as an agreement with. And we will click and clock this thing every day as we go through the next year. So I feel really good about it. We’ve spent a lot of time already talking about how this is going to get accomplished.

Richard A. O’Leary - International Flavors & Fragrances Inc. - Executive VP & CFO

I mean, I think on our side, it fits well from a timing standpoint. Also, you’ve heard us talk in the third quarter call that from the front end of the business, the go-to-market implementation from the Frutarom side will be done by the second quarter of next year from an operational standpoint. And the integration on the footprint side, we’ll be about 90% done by the end of the third quarter of next year. And that works well in terms of then being able to fully focus on this integration when the transaction closes in Q1 of 2021. But we feel really good about that.

Edward D. Breen - DuPont de Nemours, Inc. - Executive Chairman

And by the way, many of you know this from mergers, we have - we can lay out everything except customer strategy. We got to kind of stay away from that. We will stay away from that. But everything else operates, as Rich just said, factory footprints, overhead structures, who’s in management populated, all that will get done as fast as we can move, and the planning will be done by the time we actually do the merger.

Operator

And we will take our next question from Jeff Zekauskas with JPMorgan.

Jeffrey John Zekauskas - JP Morgan Chase & Co, Research Division - Senior Analyst

Because IFF and the DuPont Nutrition & Health business don’t directly compete, but you probably have overlapping raw materials, can you, I guess, work together and understand your raw material position in advance of the closing of the deal? And can progress be made on upgrading the ERP systems to make them more compatible so that in the first year of your combination the realized synergies are larger rather than smaller?

Matthias Heinzel - E. I. du Pont de Nemours and Company - President of Nutrition & Health

Yes, Jeff, I think that’s — as Ed and Andreas already talked about it, that’s going to be a key focal point of the integration office and the program that’s in place. We use similar approaches already in both businesses. I think that’s the procurement side. What we can’t get into is specific economics in terms of pricing. We respect that both companies are independent until the closing. But we can work through clean room and work with the consultants.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

DECEMBER 16, 2019 / 12:30PM, IFF - International Flavors & Fragrances Inc to Merge with Dupont De Nemours Inc Nutrition & Biosciences Business - M&A Call

We’ve already done an extensive amount of work already, and that really is the driver, the single biggest driver, about half of the savings related to the cost save synergies are coming from the procurement side. So that’s certainly the focal point, and we’ll have ample opportunity on the IT side to work on while N&B is getting carved out of DuPont. On our side, we have to do the planning in terms of how do we connect those systems into the IFF side. But again, as was mentioned earlier, this business from an operational standpoint, are already operating independently today, and so there’s a lot less disruption because it’s more complementary than overlapping.

Andreas Fibig - International Flavors & Fragrances Inc. - Chairman & CEO

And actually, coming back to the procurement piece of the raw mat, that is certainly something we did during the DD already to look what could be the magnitude of the savings. And I would like to remind everybody that during the Frutarom integration, we are overdelivering on our procurement savings. So we feel very confident that what we have in the plan right now, we can deliver.

Edward D. Breen - DuPont de Nemours, Inc. - Executive Chairman

Yes. And Jeff, just to one of your points, I think, is key here. I think our time line to close this transaction is very safe because there is not overlap. It’s - we’re broadening out the portfolio, so antitrust issues aren’t there. So we’re not going to have second reviews and things like that. And I think that really helps the time line.

Operator

And we will take our next question from Jeffrey Sprague with Vertical Research.

Jeffrey Todd Sprague - Vertical Research Partners, LLC - Founder & Managing Partner

Just one follow-up on that last point and then a different question, Ed. So what is the long pole in the tent here then to getting to completion? It doesn’t sound like it’s regulatory. It sounds like it’s just the kind of the underlying blocking and tackling.

Edward D. Breen - DuPont de Nemours, Inc. - Executive Chairman

Yes. It’s really 3 — well, 2 — 3 things. It’s the carve-out financial work by — again, happens at our corporate office, not at N&B. It’s the IT capability to lift it out and transfer. There’ll be test periods with IFF you go through to make sure everything’s tick and tying and working, and we could close the books and all that.

We have probably — as you know, we have great experience at that, too. We’ve done many of them. That — and then the legal work, you got to kind of go country-by-country and redo your legal structure to make sure you’re still being very tax-efficient. You get everything right and all. So that would be the 3 big buckets. And again, they’re all done in Jeanmarie’s team up in corporate in Wilmington.

Jeffrey Todd Sprague - Vertical Research Partners, LLC - Founder & Managing Partner

And then with this dividend that DuPont will receive, Ed, $7.3 billion, I imagine you’re going to pay down some debt. But what about the remainder? Are you thinking share repurchase? Or what would be the game plan?

Edward D. Breen - DuPont de Nemours, Inc. - Executive Chairman

Yes. So we’re going to have to pay down a good kind of $5 billion to delever because of the EBITDA leaving the company. We still want to keep ourselves in a very strong financial profile, so that will occur. So give or take, there’s 2.3 — $2 billion, $2.3 billion of excess cash. And look, you know our profile. We’re very shareholder friendly. There might be some bolt-on M&A we want to do here. We want to just do a few interesting things lately in the water space. But generally speaking, we’re not going to sit on the cash and we’ll be shareholder friendly.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

DECEMBER 16, 2019 / 12:30PM, IFF - International Flavors & Fragrances Inc to Merge with Dupont De Nemours Inc Nutrition & Biosciences Business - M&A Call

Operator

And we will take our next question from Lauren Lieberman with Barclays.

Lauren Rae Lieberman - Barclays Bank PLC, Research Division - MD & Senior Research Analyst

Great. Ed, 2 questions. The first thing was just around the mid-single-digit revenue target for the combined companies going forward. I just wanted to understand a bit what the expected growth is, if you will, for the 2 legacy businesses. Because my understanding is the DuPont business has sort of been flattish to up 1% more recently and even the last couple of years. So just a little bit of visibility on that and why that business should accelerate would be great.

And then the second thing was just on integration time line. It just sounds like — because a couple of different times on the call, you’ve talked about getting going right away with integration planning. And in RMTs that I’ve seen in the past, there’s really been a pretty heavy restriction on the companies being able to work together because of competitive dynamics, I just want to be clear, there’s nowhere that the 2 companies currently compete, that you really can start this planning work immediately.

Andreas Fibig - International Flavors & Fragrances Inc. - Chairman & CEO

Let me start with the second one. You got it exactly. From a market standpoint, there’s almost no overlap. So I think that’s why we feel very confident in our ability to: one, from a regulatory standpoint, no challenges; second thing, it enables us to get into the details of the integration planning.

In terms of the growth rates, I would say that post closing, the growth rates that we’re projecting for the N&B business is right in the middle of our organic growth rates that we’ve had historically of 3% to 5%. On the IFF side, it’s — we’ve got sort of the same thing, the middle point of our 3% to 5%. But plus, we still have some of the cross-selling synergies from the Frutarom side. So we’ll probably be at the higher end of that 3% to 5% range. And then on top of that, you get the cross-selling, the $400 million of the combined — this combined deal that drives it above — above the 5% range.

Edward D. Breen - DuPont de Nemours, Inc. - Executive Chairman

Maybe on the RMT?

Richard A. O’Leary - International Flavors & Fragrances Inc. - Executive VP & CFO

Yes, on your comments, Lauren, on the RMT and all, doing the integration work, if you put it in a percent, about 90% of what we need to do, we’re allowed to do during the next year. And again, it’s really you got to stay away from customer, customer profitability and sharing those type of things. But all the other work, looking at overhead structures, factory efficiency, warehouse efficiency, procurement, all those things, we can have preplan early. We’ll have a playbook line by line by line of exactly what’s the item, how we’re going to get the cost synergy who is responsible for, what’s the return on investment on each one of them. And we’ll just very rigorously track them, and that system will work very well for us.

Andreas Fibig - International Flavors & Fragrances Inc. - Chairman & CEO

Yes. Matthias, may you comment on the business?

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

DECEMBER 16, 2019 / 12:30PM, IFF - International Flavors & Fragrances Inc to Merge with Dupont De Nemours Inc Nutrition & Biosciences Business - M&A Call

Matthias Heinzel - E. I. du Pont de Nemours and Company - President of Nutrition & Health

Yes. It’s Matthias here. About the N&B situation, I mean, we have been up to mid-single digits last couple of years. If you look at the organic growth, there’s some very high growth in Probiotics & Enzymes business. 2019 is a bit of an adjustment year due to some market situations in China and in the U.S. We see already growth going back in Asia in probiotics, so we’re very confident about our growth expectations going forward.

We have put enough now capacity and the right capacity in place in the high-growth areas in probiotics and cultures. So we are very committed in getting back to this kind of growth curve going forward.

Edward D. Breen - DuPont de Nemours, Inc. - Executive Chairman

Yes. And by the way, for those not familiar on the call, we just finished 3 months ago, $100 million expansion on our probiotics line. We were flat out of capability from a production standpoint. So we just completed that, and that will help us now over the next few years.

Operator

And we will take our next question from Vincent Andrews with Morgan Stanley.

Vincent Stephen Andrews - Morgan Stanley, Research Division - MD

Congratulations. Ed, maybe you could talk to us about how you’re thinking about next steps at remainco DuPont. IFF is showing you they can do 2 transactions at once. Is that something you think you could potentially do if it made sense with one of the other segments? Or do we have to wait before Nutrition & Biosciences is separated before you might consider another large-scale event?

Edward D. Breen - DuPont de Nemours, Inc. - Executive Chairman

Well, I will say this to you, I’m going to definitely try to get some downtime over this holiday, so don’t expect anything in the next couple of weeks. But no, no, look, we’re capable of doing more things than — more than one thing at a time, and we’ve said that before. And look, it’s — I think we’ve been very transparent that we’re going to actively manage the portfolio. By the way, I like what’s in new DuPont. I guess some people call it remainco right now. It’s a great set of assets. And we will do whatever we need to do to create value long term for our shareholders. And we’re obviously not afraid to make moves like this. So if there’s something there that’s good for our shareholders, we will clearly look at it and make a move against that.

On the other hand, we like growing our business organically. We have some interesting bolt-on opportunities we like in the company that are good returns for us, and we’ll be looking at that also.

Operator

And we will go next to Faiza Alwy with Deutsche Bank.

Faiza Alwy - Deutsche Bank AG, Research Division - Research Analyst

Andreas, I wanted to ask about, first, on the potential disruption point. And maybe it would help if you could compare and contrast relative to Frutarom because I think you would agree that in year 1, Frutarom hasn’t performed in line with expectations. So how do you ensure that the same thing doesn’t happen again?

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

DECEMBER 16, 2019 / 12:30PM, IFF - International Flavors & Fragrances Inc to Merge with Dupont De Nemours Inc Nutrition & Biosciences Business - M&A Call

Andreas Fibig - International Flavors & Fragrances Inc. - Chairman & CEO

Look, Faiza, I think that’s a very, very valid question, and I believe that we have made good learnings over the last couple of months. And I would say what has worked extremely well was everything related to cost synergies, whether it is procurement, manufacturing footprint or overhead costs, that’s the reason why we are overdelivering.

And we will take this blueprint, and we’re already talking to Matthias how we basically can do this then for the new combined company. I think we are good on this. And both companies, as we said before, have great experience.

On the other hand, the things which didn’t work so well were some onetime effects on the sales side and then the compliance in Russia. So I would say, here, we are very, very secure because we don’t expect any compliance topics. We have 2 U.S. entities and U.S. companies merging together. That’s number one.

Number two, we will go with nice tailwind into that — sales-wise into that integration because we expect a good rebound, as Matthias just said in his business for next year. We are pretty set what we can expect for our business. So I believe that’s good, and we will see no of these onetime effect. And the major, major topic, and maybe Matthias can comment on that one as well, it’s the combined culture because it is — when I joined the DD, walked into some of the DuPont facilities, it felt like home. We were talking the same language. And we have same capabilities in different areas, but it’s very science-driven, science-led. So we believe that this is something, which is very, very strong going forward.

But Matthias, please, your comment?

Matthias Heinzel - E. I. du Pont de Nemours and Company - President of Nutrition & Health

Yes. Thank you, Andreas. Certainly, I mean, like Ed mentioned, over the years, we’ve built quite a bit of expertise starting with the Danisco integration, which I was involved in, the FMC, the Dow Food and Pharma. So I think my leadership team, which is a very global, very diverse team, has built the expertise, we will apply the right processes. At the end of the day, it’s I think the people working together and the shared vision, the passion for innovation and customers. So certainly, I can echo what Andreas said. I mean, are we through the due diligence, we came up with a very collaborative and again shared vision for the future.

Edward D. Breen - DuPont de Nemours, Inc. - Executive Chairman

And I think that’s a big distinction. Frutarom brought a lot of great ingredients and products and all to the table, but they didn’t have — there’s no depth. The depth of the N&B team is very, very strong. And I mean this in a positive way. It’s very process-driven. They know what they’re doing. They know how to do this. I think that’s a huge distinction.

And there’s another big distinction. We have a full year to plan this one, which was not the case in the other. So that’s a lot of planning time to get this right. We will definitely use that time to our advantage.

Operator

And we will go next to Steve Byrne with Bank of America.

Steve Byrne - BofA Merrill Lynch, Research Division - Director of Equity Research

Yes. So on Slide 14, you list 10 businesses where the combination here results in a category leader. Just wanted to ask whether that category leadership in any of those 10 businesses was a result of the combination. And then also wanted to ask Matthias, which of your businesses do you see the most potential for revenue synergy by tapping into IFF’s customer relationships?

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

DECEMBER 16, 2019 / 12:30PM, IFF - International Flavors & Fragrances Inc to Merge with Dupont De Nemours Inc Nutrition & Biosciences Business - M&A Call

Andreas Fibig - International Flavors & Fragrances Inc. - Chairman & CEO

Maybe, Matthias, you can take it right away.

Matthias Heinzel - E. I. du Pont de Nemours and Company - President of Nutrition & Health

Yes, certainly. I mean — look, I mean, if we look at the Food & Beverage segment, that’s certainly where we see strong synergies. At the end of the day, we are our consumers every day and we like products with the right texture, with the right mouthful. At the end at the end of the day, they need to taste them. And I think for this combination, we will be able to really bring in better innovation going forward, which we, as consumers, will like even more.

And the other aspect is, like, for example, home and personal care. We will again serve the similar customer base, but we really bring now the expertise together. So I think we’re really tremendously looking forward to this unleashing out the potential going forward.

Andreas Fibig - International Flavors & Fragrances Inc. - Chairman & CEO

So that makes it, actually, Steve, easier for us because we have limited overlap in some of these categories, but the categories play very well together, and I think that’s a huge difference.

And I think — I’m glad you picked Slide 14 because that’s, for me, the pivotal slide because it shows the strength of the combined company, which is not replicable easily by any of our competitors. And that will drive us as a very invaluable partner for many, many of our customers, whether they’re big or small customers.

Steve Byrne - BofA Merrill Lynch, Research Division - Director of Equity Research

And, Ed, any of your corporate costs going to be allocated to this deal?

Edward D. Breen - DuPont de Nemours, Inc. - Executive Chairman

Yes. No, we’re going to end up having some stranded costs on the DuPont end. Jean has already got a team, as we have been through this before, has a team working to identify all the stranded costs that we’ll have. And obviously, we’ll have to deal with that, but we’re well on top of it, we know what we’re doing.

By the way, it’s probably in the ballpark of, give or take, $100 million. So I mean, in the scheme of the company, it’s not a big number, but we have some lifting to do to clean that up. But nothing from corporate will obviously go over to IFF. That won’t happen. I could give you some.

Operator

And we will take our next question from John Roberts with UBS.

John Ezekiel E. Roberts - UBS Investment Bank, Research Division - Executive Director and Equity Research Analyst, Chemicals

It doesn’t seem like there are any cost savings in R&D. I was thinking this might have been a little bit like the crop protection combinations that formed Corteva where R&D might have been a synergy area, but maybe you can talk a little bit about that? Because I would assume you work on a lot of the same type of programs.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

DECEMBER 16, 2019 / 12:30PM, IFF - International Flavors & Fragrances Inc to Merge with Dupont De Nemours Inc Nutrition & Biosciences Business - M&A Call

Edward D. Breen - DuPont de Nemours, Inc. - Executive Chairman

Yes, I’ll let IFF talk a little more detail, I’m thinking. But probably, this is a very key point. By and large, you keep the R&D from both organizations here. It’s over $700 million. And to give you a couple of data points. If you line up all the peer companies in the industry, the next spend is just a little over half of our R&D spend. And the next 3 players, it’s literally like 1/3 of the spend.

So it just goes back to Andreas’s point. We have the breadth of the portfolio now. But for this company to be spending R&D at that clip, which by the way is the same percentage as the 2 companies have been running at, is a really competitive advantage over the next set of years. So it’s not an area where you’re going to take a lot of your synergies from. There’ll probably be some overlap here you would look at and redivert those dollars. But as Rich said and where the synergies are coming from, it’s really in a lot of other overhead structure, procurement, factory consolidation looks, those type of things are the bigger lifts.

Richard A. O’Leary - International Flavors & Fragrances Inc. - Executive VP & CFO

Yes, I think there’s a little bit in there, I mean, more from a program standpoint. But I mean, when you look at the strategic rationale of this deal, it’s about the growth. It’s about the product portfolio and innovation. And we don’t want to cut corners on that. I think there are some programs that both sides are working on that we can take the best of both and get some of it, but it’s not a key driver in it. No.

Andreas Fibig - International Flavors & Fragrances Inc. - Chairman & CEO

Actually, for us, the focus on where we want to spend is go to market, make sure that we bring in the sales and having a really great R&D machine here. And that’s a good thing. It’s actually one of the first things we will do. And John, you will like that we review again after DD what our programs in R&D and how can we roll out these combined technologies. And just look at the IP portfolio we’re having right now. This is as well completely unmatched by any of our competitors.

John Ezekiel E. Roberts - UBS Investment Bank, Research Division - Executive Director and Equity Research Analyst, Chemicals

And, Ed, the tail end of the release reiterates your fourth quarter guidance, but notes that the mix is going to be a little bit different than we earlier thought. Maybe you could just give us the offset to the continued weakness in the transportation and industrial and electronics area?

Edward D. Breen - DuPont de Nemours, Inc. - Executive Chairman

It was — the couple of issues were in S&C and in E&I. We had some supply disruption in E&I, mostly on the silicon side, that slowed us down a little bit. It goes into our semiconductors, so it happens to be a high-margin category for us, so it affected us more, as you noticed.

Our sales guidance, we had a little bit of a mixed shift in the EBITDA because of that. And then we had a very key customer. I don’t want to say names, but it was very public, had a fire, and that slowed down on our Nomex side and all that. And that’s a very high merchant business also.

So one of them is kind of resolved. The other one is almost resolved. And they’re just one-offs, but it hit us by a little bit. So we reconfirmed sales. We reconfirmed meeting our EPS guidance. And we just wanted to let you know maybe just a little drift to the lower end of our guidance range on EBITDA.

But no change in business tone out there, but Jean and I kind of running where we said it would. So it’s really no change as kind of how you see the demand out there in the global market.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

DECEMBER 16, 2019 / 12:30PM, IFF - International Flavors & Fragrances Inc to Merge with Dupont De Nemours Inc Nutrition & Biosciences Business - M&A Call

Operator

And we will take our next question from Kevin McCarthy with Vertical Research. (Operator Instructions)

And we will take our next question from Mike Sison with Wells Fargo.

Michael Joseph Sison - Wells Fargo Securities, LLC, Research Division - Senior Analyst

Congrats on the deal. Wanted to get a feel for what you think the long-term value creation sort of metrics are going to be. Your EBITDA is about $2.6 billion combined. Add in a lot of the synergy, if you get the growth, is the EBITDA potential $1 billion-plus over the next 3 years? Is that kind of the math you get to generate the value you think this entity will do over time?

Richard A. O’Leary - International Flavors & Fragrances Inc. - Executive VP & CFO

Yes, Mike, I think that, again, what I see, the way I think about it, strong mid-single-digit top line growth, significant margin expansion, as we’ve talked about going from — both businesses are in the 23% — 22%, 23% range today with just the cost synergies alone, basically 26%. So that’s going to drive the value creation and drive the increase in EBITDA. So I expect us to see long term EBITDA growth in the high single-digit range. So that’s the fundamentals of it.

And then we quickly delever, as we’ve talked about, given the strong cash flows. So we’ll be able, over that period of time, that’s going to drive incremental benefit from a shareholder standpoint.

Andreas Fibig - International Flavors & Fragrances Inc. - Chairman & CEO

And what we should note, Mike, underestimate that with this portfolio and I focus again on Slide 14, we have certainly different profitability categories in our portfolio. And we will certainly focus on the more profitable ones. We did this already during the IFF times, and I know that Matthias did the same on his portfolio, but now we have great opportunities to basically enhance our mix, and that will drive at least mid- and long-term profitability as well.

Michael Joseph Sison - Wells Fargo Securities, LLC, Research Division - Senior Analyst

Okay. And a quick follow-up. In terms of the DuPont businesses, so the customers have been continuing to focus on naturals and natural products, how much of the DuPont asset supports that trend with customers? And when you combine it with IFF, the total portfolio going forward is - how much of that is sort of natural sort of related?

Matthias Heinzel - E. I. du Pont de Nemours and Company - President of Nutrition & Health

Yes. No. It’s Matthias. Yes, I mean, you’re certainly right. I mean, we do see a vastly growing trend with health and natural. We are very well positioned with our board portfolio. I’ll give you a few examples. For example, the enzymes used in the bakery industry are a great example. I think the whole plant-based trend, where we are positioned with our soy proteins with additional ingredients, also making sure that the other products have a longer shelf life.

I mean, we are using the full suite of offerings and then combining that with IFF’s naturals offering. I mean, we are well positioned to really grow the trend. In my view, there is no other company positioned like us and this combination to serve this trend going forward.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

DECEMBER 16, 2019 / 12:30PM, IFF - International Flavors & Fragrances Inc to Merge with Dupont De Nemours Inc Nutrition & Biosciences Business - M&A Call

Andreas Fibig - International Flavors & Fragrances Inc. - Chairman & CEO

And as we said during our discussions, you could improve the flavor on the plant-based burger, but we can do this now. Yes.

Operator

And we will take our next question from Jonas Oxgaard with Bernstein.

Jonas I. Oxgaard - Sanford C. Bernstein & Co., LLC., Research Division - Senior Analyst

Looks to me like Nutrition & Biosciences has gone through a lot over the last couple of years. The merger and more merger and reorganization and spin, and now we’re doing this, IFF seems to have gone through some of their own. How are you thinking about fatigue at the employer - or let’s say, employee level for those?

Matthias Heinzel - E. I. du Pont de Nemours and Company - President of Nutrition & Health

Jonas, it’s Matthias. I mean, certainly, I think we appreciate that it’s certainly known. I mean, we have done a lot with the Danisco and all the integrations. But as I said, I mean, the team is really excited. Of course, they’re a little bit tired. And like Ed, I mean, we all go for a long deserved break, but really excited about this potential of combining both companies. So that’s clearly the bottom line.

Yes, we have done a lot, but we have built expertise, momentum. And I’m also really happy that we kept a laser sharp focus on the customer and our product development. So again, with that mindset, you will see us planning next year, building a great company together.

Jonas I. Oxgaard - Sanford C. Bernstein & Co., LLC., Research Division - Senior Analyst

Yes, I can see from the team perspective that you can overcome it. I was more thinking from the frontline employees. At least my experience is that you do end up hitting a wall at some point with the workers.

Matthias Heinzel - E. I. du Pont de Nemours and Company - President of Nutrition & Health

Yes. I mean, look, I mean, we are working with your global sales team, with our application teams. I mean, we are doing a lot of communications. But again, all the feedback I got already over the last, whatever, 12 hours is extremely positive. And again, we are very well positioned and working with them closely to help them through the change. Again, also here, we have built a lot of expertise of bringing people through the change.

Edward D. Breen - DuPont de Nemours, Inc. - Executive Chairman

Jonas, I would make one point, having been through this before. People love working for the global leader, and they know they’re not going to get down or that they’re going up to the top of the heat. But it’s a pretty darn good feeling. And if you’re a salesperson it’s a pretty motivating thing that you’re like, “Oh my gosh, look at the tools I’m now going to have in my tool bag.” So I think it’s actually a motivator. We’re not naïve about fatigue with people and all that, but I actually think this — it makes it very exciting for the N&B team and the IFF team and everyone in the trenches.

Richard A. O’Leary - International Flavors & Fragrances Inc. - Executive VP & CFO

Yes, I think the excitement is clearly there. And again, the complementary nature of this, it’s more about opportunity and how do we leverage all the capabilities and the breadth of the portfolio will - versus a significant amount of overlap where you have to get through more complex integrations.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

DECEMBER 16, 2019 / 12:30PM, IFF - International Flavors & Fragrances Inc to Merge with Dupont De Nemours Inc Nutrition & Biosciences Business - M&A Call

Operator

And that is all the time we have for the Q&A session today. I’d like to turn the call back over to Andreas for closing remarks.

Andreas Fibig - International Flavors & Fragrances Inc. - Chairman & CEO

Yes. Thank you very much for your time for us. It’s certainly a historic day. And we will take more calls and one-on-ones. Thank you very much.

Operator

Thank you for your participation. This does conclude today’s program. You may disconnect at any time.

DISCLAIMER

Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

©2019, Thomson Reuters. All Rights Reserved.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2019 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

About IFF

At IFF (NYSE:IFF) (Euronext Paris:IFF) (TASE:IFF), we’re using Uncommon Sense to create what the world needs. As a collective of unconventional thinkers and creators, we put science and artistry to work to create unique and unexpected scents, tastes, experiences and ingredients for the products our world craves. Learn more at iff.com, Twitter, Facebook, Instagram, and LinkedIn.

About DuPont

DuPont (NYSE:DD) is a global innovation leader with technology-based materials, ingredients and solutions that help transform industries and everyday life. Our employees apply diverse science and expertise to help customers advance their best ideas and deliver essential innovations in key markets including electronics, transportation, construction, water, health and wellness, food and worker safety. More information can be found at www.dupont.com.

About DuPont Nutrition & Biosciences

DuPont Nutrition & Biosciences applies expert science to advance market-driven, healthy and sustainable solutions for the food, beverage, dietary supplement and pharmaceutical industries. We also use cutting-edge biotechnology across a range of markets to advance bio-based solutions to meet the needs of a growing population, while protecting our environment for future generations. We are innovative solvers who help our customers turn challenges into high-value business opportunities. For more information: www.dupontnutritionandhealth.com or www.biosciences.dupont.com.

Additional Information and Where to Find It

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Nutrition & Biosciences, Inc. (“N&Bco”), a wholly owned subsidiary of DuPont de Nemours, Inc. (“DuPont”), and International Flavors & Fragrances Inc. (“IFF”), which will immediately follow the proposed separation of N&Bco from DuPont (the “proposed transaction”), N&Bco, IFF, Neptune Merger Sub I Inc. (“Merger Sub I”) and Neptune Merger Sub II LLC (“Merger Sub II”) intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will include a proxy statement/prospectus relating to the proposed transaction. In addition, N&Bco expects to file a registration statement in connection with its separation from DuPont. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&BCO, MERGER SUB I, MERGER SUB II AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of IFF seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF.

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding DuPont’s, IFF’s and N&Bco’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary regulatory approvals, approval of IFF’s shareholders, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&Bco, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont’s distribution of Dow Inc. on April 1, 2019 and/or the Corteva Distributions (the “Previous Distributions”), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&Bco being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&Bco, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)), (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (23) risks relating to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, including expenses incurred with respect to the investigations, the cost of any remedial measures or compliance programs arising out of the investigations, legal proceedings or government investigations that may arise relating to the subject of IFF’s investigations, and the outcome of any such legal or government investigations, such as the imposition of fines, penalties, orders, or injunctions, (24) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, including with respect to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (25) the impact of the outcome of legal claims, regulatory investigations and litigation, including any that may arise out of IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (26) the ability of N&Bco or IFF to retain and hire key personnel, (27) the risk that N&Bco, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (28) the risk that N&Bco and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (29) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, and (30) other risks to DuPont’s, N&Bco’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates;

2

changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns which could result in a significant operational event for DuPont, N&Bco or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&Bco’s or IFF’s intellectual property rights; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the registration statement and merger proxy on Form S-4 to be filed by IFF and the registration statement on Form 10 to be filed by N&Bco. While the list of factors presented here is, and the list of factors to be presented in any registration statement filed in connection with the transaction are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Further lists and descriptions of risks and uncertainties can be found in each of IFF’s and DuPont’s Form 10-Q for the period ended September 30, 2019 and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction will be more fully discussed in any registration statement filed with the SEC. While the list of factors presented here is, and the list of factors that may be presented in a registration statement of IFF or N&Bco would be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&Bco’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&Bco assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, DuPont, IFF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of DuPont may be found in its Annual Report on Form 10-K filed with the SEC on February 11, 2019 and its definitive proxy statement filed with the SEC on May 1, 2019. Information about the directors and executive officers of IFF may be found in its definitive proxy statement filed with the SEC on March 18, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

3